Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	             COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED
                                   December 31,
                                 2006        2005


Net income                   $44,279,000  42,015,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           65,338,997   65,556,817

Shares issuable under
 stock options which are
 potentially dilutive          1,114,288    1,271,182

Shares used for diluted
 earnings per share           66,453,285   66,827,999

Earnings per share:
 Basic Net Income                   $.68          .64


 Diluted Net income                 $.67          .63